News Release TSX-V: PDO 09-01 February 6, 2009

PORTAL TERMINATES CERRO SOLO OPTION AGREEMENT

Portal Resources Ltd. (TSX-V: PDO) announces that it has terminated the Cerro Solo option agreement, dated April 24, 2007 ( see News Release 07-10 ) between the Company and Pacific Bay Minerals Ltd. The Cerro Solo uranium exploration project is located in Chubut province, Argentina.

Portal maintains its strategy to build wealth for shareowners by identifying and acquiring advanced exploration opportunities with the potential to host ore deposits that are very large or can be readily developed.

Portal continues to reduce exposure to Argentina and conserve a well funded treasury (Cdn$2.0 million) while reviewing opportunities in politically and socially stable countries with good exploration potential to invest shareowners’ money.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929   Facsimile:  604-629-1930    info@portalresources.net

Or visit our website at www.portalresources.net

SYMBOL: PDO   EXCHANGE: TSX VENTURE

WWW.PORTALRESOURCES.NET